March 9, 2006                                           Jeffrey W. Acre

                                                        412-355-6506
Securities & Exchange Commission                        Fax: 412-355-6501
Division of Corporation Finance                         jacre@klng.com
100 F Street, N.E.
Washington, DC  20549

       Re:  Crane Co.
            Post-Effective Amendment No. 2 to Registration Statement on Form S-3
            SEC File Number: 33-53709

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended
(the "Securities Act"), Crane Co. (the "Company") hereby requests the immediate withdrawal of its Post-Effective Amendment No. 2 (the "Post-Effective
Amendment") to the Company's Registration Statement on Form S-3 (File No.
33-53709) (the "Registration Statement"). The Post-Effective Amendment was
initially filed with the Securities and Exchange Commission (the "Commission")
on March 1, 2006.

The Company requests the withdrawal of the Post-Effective Amendment because the
Post-Effective Amendment was filed in order to effect the deregistration of the remaining unsold securities under the Registration Statement. On September 22,
2003, the Company filed its Amendment No. 2 (the "Amendment") to the
Registration Statement, which also was filed in order to effect the deregistration of the remaining unsold securities under the Registration
Statement. The Amendment was incorrectly tagged as a pre-effective amendment, rather than a post-effective amendment. At the Commission's request following its discovery of the incorrect tagging of the Amendment, the Company filed the
Post-Effective Amendment and a Form AW with respect to the Amendment (the
"Original Form AW") on March 1, 2006 in order to correct the tagging mistake made in September 2003. On March 8, 2006, the Company was advised by the
Commission that the remaining unsold securities under the Registration Statement were, in fact, effectively deregistered in September 2003, despite the incorrect tagging with respect to the Amendment, and that the Commission accordingly should not have requested the Company to file the Post-Effective Amendment or the Original Form AW. This Form AW is being filed to request the immediate withdrawal of the Post-Effective Amendment pursuant to the March 8, 2006 consultation with the Commission regarding the appropriate manner in which to proceed with respect to the Post-Effective Amendment and the Original Form AW in
light of the newly discovered effective deregistration in September 2003 of the remaining unsold securities under

Securities & Exchange Commission
March 9, 2006

the Registration Statement. No securities have been sold in connection with the
Post-Effective Amendment.

If you have any questions or require additional information, please contact the undersigned at (412) 355-6506.

Sincerely,

/s/ Jeffrey W. Acre
Jeffrey W. Acre

cc:   Augustus I. duPont, Esq.
      Janice C. Hartman, Esq.